[LETTERHEAD OF GOLDMAN SACHS TRUST]

October 13, 2016

VIA EDGAR

Asen Parachkevov

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Goldman Sachs Trust
Request for Withdrawal of Post-Effective Amendments
File Nos. 33-17619 and 811-05349

Dear Mr. Parachkevov:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Goldman Sachs Trust (the “Trust”) respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A:

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
518	1/15/2016	485APOS	0001193125-16-430638
543	3/30/2016	485BXT	0001193125-16-523767
550	4/27/2016	485BXT	0001193125-16-559134
561	5/26/2016	485BXT	0001193125-16-603940
567	6/23/2016	485BXT	0001193125-16-629970
571	7/21/2016	485BXT	0001193125-16-653433
574	8/18/2016	485BXT	0001193125-16-685083
578	9/15/2016	485BXT	0001193125-16-710793

These Post-Effective Amendments relate to a new series of the Trust, Goldman Sachs International Rising Dividend Growth Fund. No securities were sold in connection with these Post-Effective Amendments, which have not become effective. The Trust has determined that it has no plans to proceed with the offering of this series at this time.

Any questions or comments regarding this filing should be directed to our counsel, Stephen H. Bier of Dechert LLP, at 212.698.3889.

Sincerely,

/s/ Caroline L. Kraus

Caroline L. Kraus
Secretary